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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 69949

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/18 (MM/DD/YY) AND ENDING 06/30/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FIDANTE PARTNERS USA LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1501 BROADWAY AVENUE, 12TH FLOOR
(No. and Street)

NEW YORK (City) NY (State) 10036 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

SIMON GREEN
+44(0)207 832 0971 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EISNER AMPER LLP
(Name – *if individual, state last, first, middle name*)

750 THIRD AVENUE (Address) NEW YORK (City) NY (State) 10017 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

OATH OR AFFIRMATION

I, SIMON GREEN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FIDANTE PARTNERS USA LLC, as of 28 AUGUST, 20 19, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

HEAD OF FINANCE / FINOP
Title

Notary Public
RICHARD DUC BINH BANH

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



FIDANTE PARTNERS USA LLC

STATEMENT OF FINANCIAL CONDITION
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

FOR THE YEAR ENDED JUNE 30, 2019

CONTENTS



EisnerAmper LLP
750 Third Avenue
New York, NY 10017
T 212.949.8700
F 212.891.4100
www.eisneramper.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Managing Member of
Fidante Partners USA LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Fidante Partners USA LLC (the "Company") as of June 30, 2019, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of June 30, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

EisnerAmper LLP

We have served as the Company's auditor since 2017.

EISNERAMPER LLP
New York, New York
August 28, 2019



FIDANTE PARTNERS USA LLC
STATEMENT OF FINANCIAL CONDITION
AS OF JUNE 30, 2019

ASSETS

Cash	$	171,535
Prepaid expenses		19,442
Other current assets		13,568
	$	204,545

LIABILITIES AND MEMBER'S EQUITY

Liabilities		
Accrued expenses	$	51,701
Intercompany payable		64,606
Total liabilities		116,307
Member's equity		88,238
	$	204,545

The accompanying notes are an integral
part of the statement of financial condition.

FIDANTE PARTNERS USA LLC
NOTES TO THE STATEMENT OF FINANCIAL CONDITION JUNE 30, 2019

Note 1. Nature of Business

Fidante Partners USA LLC (the "Company") is registered in the State of Delaware. The Company was organized on January 10, 2017 and registered as a broker-dealer with FINRA on February 7, 2018. It operates as a broker-dealer registered with the U.S. Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is wholly-owned by Fidante Partners Holdings Pty Ltd ("Parent").

Liquidity / Going Concern

The Company has generated minimal revenue and has recurring losses from operations. Consequently, the Company relies upon the Parent for financial capacity to fund operations. The Parent has evaluated the Company's ability to meet its obligations. As a result of its assessment, the Parent intends to provide funding to the Company if and when needed at its discretion for a period of one year from the date the statement of financial condition here issued.

Note 2. Significant Accounting Policies

The statement of financial condition and related notes are prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates:

The preparation of the statement of financial condition in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Accounts Receivable and allowance for doubtful accounts

Accounts receivable are stated at the amount management expects to collect from outstanding balances. Management provides for probable uncollectible amounts through a charge to earnings and a credit to a valuation allowance based on its assessment of the current status and aging of individual accounts. Balances that are still outstanding after management has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to trade accounts receivable. There were no accounts receivable and allowance for doubtful accounts as of June 30, 2019.

Note 2. Significant Accounting Policies (continued)

Revenue Recognition

Effective January 1, 2018, the Company adopted ASU No. 2014-9, Revenue from Contracts with Customers ("ASC Topic 606") using the modified retrospective method which had no impact on the Company's opening retained earnings. The new revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when the entity satisfies a performance obligation.

Placement Fees

The Company enters into arrangements with managed accounts or other pooled investment vehicles "funds" to distribute shares to investors. The Company may receive placement fees paid by the funds upfront, over time or as a combination. The Company believes that its performance obligation is the sale of securities to investors and as this is fulfilled on the trade date. Any fixed amounts are recognized on the trade date and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the shares at future points in time, as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the fund and the investors activities are known, which are usually monthly or quarterly. Distribution fees recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods.

15a-6 Agreement

In accordance with a 15a-6 Agreement with the Parent, effective February 12, 2018, the Company facilitates certain securities transactions between the Parent and US investors in accordance with Rule 15a-6. Fees for 15a-6 transactions are recognized when the performance obligation is satisfied, which is on a trade date basis, when securities transactions occur. When engaging in 15a-6 transactions the Company acts as an agent for a foreign affiliate.

Note 2. Significant Accounting Policies (continued)

Property and equipment

Property and equipment are stated at cost less accumulated depreciation. Maintenance and repairs, which are not considered to extend the useful lives of assets, are charged to operations as incurred. The cost of assets sold or retired and the related accumulated depreciation are removed from the accounts and any resulting gains or losses are reflected in operating results.

Depreciation of property and equipment is computed using the straight-line method over their estimated useful lives of three years.

Fair value of other financial instruments

At June 30, 2019, the carrying value of the Company's financial instruments not recorded at fair value, such as, cash, prepaid expenses, other current assets, and intercompany payable approximate their fair values due to the nature of their short-term maturities.

Concentration of credit risk

The Company maintains all cash balances in one financial institution that, at times, might exceed the amount insured by the Federal Deposit Insurance Corporation. The exposure to the Company is solely dependent on daily bank balances and the strength of the financial institution. At June 30, 2019, there were no amounts in excess of insured limits.

Recent accounting pronouncements

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). The guidance in this ASU supersedes the leasing guidance in Topic 840, Leases. Under the new guidance, lessees are required to recognize lease assets and lease liabilities on the balance sheet for all leases with terms longer than 12 months. Leases will be classified as either finance or operating, with classification affecting the pattern of expense recognition in the income statement. The new standard is effective for fiscal years beginning after December 15, 2019. A modified retrospective transition approach is required. The Company is currently evaluating the effect that the updated standard will have on its statement of financial condition.

Note 3. Property and equipment, net

Property and equipment and accumulated depreciation of the Company consisted of the following as of June 30, 2019:

Property and equipment cost	$	-
Accumulated depreciation		-
Property and equipment, net	$	-

Property and equipment held at June 30, 2018 has been disposed of during the year.

Note 4. Income Taxes

The Company is a limited liability company that has elected to be treated as a C-corporation for federal, state, and local income taxes. The Company has adopted the authoritative guidance issued by the FASB on accounting for uncertainty in income taxes. This standard prescribes a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken by the Company. As of June 30, 2019, the member determined that the Company has no uncertain tax positions which affected its financial position, its results of operations or its cash flows and will continue to evaluate for uncertain tax positions in the future.

The Company recognizes interest related to unrecognized tax benefits in interest expense and penalties in operating expenses. As of June 30, 2019, the Company was not required to record any interest or penalties.

In assessing the realizability of deferred tax assets, management considers whether it is more-likely-than-not that some portion, or all of the deferred tax assets will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income in those periods in which temporary differences become deductible and/or net operating loss carryforwards can be utilized. The Company considers the level of historical taxable income, scheduled reversal of temporary differences, tax planning strategies and projected future taxable loss in determining whether a valuation allowance is warranted. Based on historic operating losses and projected future income, the Company concluded that its net deferred tax assets are not realizable on a more-likely-than-not basis. As such, the Company recorded a full valuation allowance against its net deferred tax assets.

Note 5. Net Capital Requirement

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At June 30, 2019, the Company had net capital of $55,228, which was $47,474 in excess of its minimum net capital of $7,754. The Company's percentage of aggregate indebtedness to net capital at June 30, 2019 was 210.6%.

Note 6. Exemption from Rule 15c3-3

The Company claims an exemption from the Securities and Exchange Commission Rule 15c3-3 pursuant to the exemptive provisions of sub-paragraph (k)(2)(i).

Note 7. Marketing Services Agreement - Latigo

The Company entered into a Marketing Services Agreement with Latigo GP LLC ("Latigo"), effective March 2, 2018, in which the Company will provide distribution services in return for a percent share of the gross revenue generated from additional assets under management invested. At June 30, 2018, the Company made a $900,000 non-refundable upfront payment to Latigo, in connection with the Marketing Services Agreement that was capitalized. At June 30, 2019, the Company fully impaired the capitalized upfront payment, to reflect the uncertainty of future cash flows in relation to this agreement.

Note 8. Commitments and Contingencies

As of June 30, 2019, the Company is not aware of any commitments, contingencies or guarantees that might result in a loss or any future obligation.

Note 9. Related Party

Effective February 12, 2018, the Company has entered into a 15a-6 agreement with Fidante Partners Europe Limited ("FPEL"), a foreign financial institution regulated by the Financial Conduct Authority in the United Kingdom. FPEL provides research reports of securities and issuers to investors and effects transactions in securities discussed in those research reports as well as other securities with those investors including private placements. FPEL pays the Company distribution fees based on a benchmarking analysis.

The Company also entered into a Services Agreement with FPEL for administrative services

As of June 30, 2019, the Company has an intercompany payable of approximately $65,000 due to FPEL related to cash the Company collected from a third party due to FPEL and from administrative services supplied by FPEL.